Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of October 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: October 26, 2005

List of materials

Documents attached hereto:


i) Press release announcing Sony Corporation to Issue Stock Acquisition Rights for the Purpose of Granting Stock Options



                                                           Sony Corporation
                                                           6-7-35 Kitashinagawa
                                                           Shinagawa-ku
                                                           Tokyo, 141-0001 Japan

                                                           No.05-060E
                                                           October 26, 2005


               Sony Corporation to Issue Stock Acquisition Rights
                   for the Purpose of Granting Stock Options


Sony Corporation (the "Corporation") resolved at a meeting of its Board of Directors today to issue Stock Acquisition Rights for shares of common stock of the Corporation for the purpose of granting stock options to directors, corporate executive officers and employees of the Corporation and its subsidiaries, pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan and to the approval of the Corporation's 88th Ordinary General Meeting of Shareholders held on June 22, 2005.

The principal terms of the issue are as follows:

I. The Tenth Series of Stock Acquisition Rights for Shares of Common Stock of the Corporation

1.  Issue date of Stock Acquisition Rights
        November 17, 2005

2.  Aggregate number of Stock Acquisition Rights
        11,241

3.  Issue price of Stock Acquisition Rights
        The Stock Acquisition Rights are issued without the payment to the Corporation of any consideration.

4. Class and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights
        1,124,100 shares of common stock of the Corporation
        The number of shares to be issued or transferred upon exercise of each Stock Acquisition Right shall be 100 shares of common stock of the Corporation.

5. Amount to be paid in per share to be issued or transferred upon exercise of Stock Acquisition Rights (the "Exercise Price")
        The Exercise Price shall be initially the average of the closing prices of shares of common stock of the Corporation in the regular trading thereof on the Tokyo Stock Exchange (each the "Closing Price") for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the issue date of such Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1)
        yen); provided, however, that if such calculated price is lower than any of (i) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the day immediately after the issue date of the Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen), (ii) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the date on which the Corporation fixes the Exercise Price (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1)
        yen), or (iii) the Closing Price on the issue date of the Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the highest price among (i), (ii) and (iii) above.

6.  Period during which Stock Acquisition Rights may be exercised
        From and including November 17, 2006, up to and including November 16, 2015. If the last day of such period falls on a holiday of the Corporation, the immediately preceding business day shall be the last day of such period.

7.  Conditions for exercise of Stock Acquisition Rights
    (1) No Stock Acquisition Right may be exercised in part.
    (2) If a share exchange or a share transfer by which the Corporation becomes a wholly-owned subsidiary of another company is approved at the General Meeting of Shareholders of the Corporation, the holders of the Stock Acquisition Rights may not exercise the Stock Acquisition Rights on and after the effective date of such share exchange or share transfer.

8.  Mandatory Cancellation of Stock Acquisition Rights
        Not applicable.

9.  Restrictions on transfer of Stock Acquisition Rights
        The Stock Acquisition Rights are non-transferable, unless such transfer is expressly approved by the Board of Directors of the Corporation.

10. Issue of certificates for Stock Acquisition Rights
        Certificates for the Stock Acquisition Rights shall be issued only when a holder of the Stock Acquisition Rights requests the Corporation to issue such certificates of Stock Acquisition Rights.

11. The amount to be accounted for as stated capital in respect of shares to be issued upon exercise of Stock Acquisition Rights
        The amount to be accounted for as stated capital shall be the amount obtained by multiplying the Exercise Price by 0.5, and any fraction less than one (1) yen resulting from such calculation shall be rounded up to the nearest one (1) yen.

12. Persons to whom Stock Acquisition Rights will be allocated:
        Directors, corporate executive officers and employees of the Corporation and its subsidiaries (total: 623)


II. The Eleventh Series of Stock Acquisition Rights for Shares of Common Stock of the Corporation

1.  Issue date of Stock Acquisition Rights
        November 17, 2005

2.  Aggregate number of Stock Acquisition Rights
        13,675

3.  Issue price of Stock Acquisition Rights
        The Stock Acquisition Rights are issued without the payment to the Corporation of any consideration.

4. Class and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights
        1,367,500 shares of common stock of the Corporation
        The number of shares to be issued or transferred upon exercise of each Stock Acquisition Right shall be 100 shares of common stock of the Corporation.

5. Amount to be paid in per share to be issued or transferred upon exercise of Stock Acquisition Rights (the "Exercise Price")
        The Exercise Price shall be initially the U.S. dollar amount obtained by dividing the average of the Closing Prices for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the issue date of such Stock Acquisition Rights (hereinafter referred to as the "Reference Yen Price") by the average of the exchange rate quotations by a leading commercial bank in Tokyo for selling spot U.S. dollars by telegraphic transfer against yen for such ten (10) consecutive trading days (the "Reference Exchange Rate") (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent); provided, however, that if the Reference Yen Price is lower than any of (i) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the day that is immediately after the issue date of the Stock Acquisition Rights, (ii) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the date (being the issue date of the Stock Acquisition Rights) on which the Corporation fixes the Exercise Price, or (iii) the Closing Price on the issue date of the Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the U.S. dollar amount obtained by dividing the highest among (i), (ii) and (iii) above by the Reference Exchange Rate (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent).

6.  Period during which Stock Acquisition Rights may be exercised
        From and including November 18, 2005, up to and including November 17, 2015. If the last day of such period falls on a holiday of the Corporation, the immediately preceding business day shall be the last day of such period.

7.  Conditions for exercise of Stock Acquisition Rights
    (1) No Stock Acquisition Right may be exercised in part.
    (2) If a share exchange or a share transfer by which the Corporation becomes a wholly-owned subsidiary of another company is approved at the General Meeting of Shareholders of the Corporation, the holders of the Stock Acquisition Rights may not exercise the Stock Acquisition Rights on and after the effective date of such share exchange or share transfer.

8.  Mandatory Cancellation of Stock Acquisition Rights
        Not applicable.

9.  Restrictions on Transfer of Stock Acquisition Rights
        The Stock Acquisition Rights are non-transferable (other than any transfer upon the death of a holder of the Stock Acquisition Rights to such holder's estate or beneficiaries), unless such transfer is expressly approved by the Board of Directors of the Corporation.

10. Issue of certificates for Stock Acquisition Rights
        Certificates for the Stock Acquisition Rights shall be issued only when a holder of the Stock Acquisition Rights requests the Corporation to issue such certificates of Stock Acquisition Rights.

11. The amount to be accounted for as stated capital in respect of shares to be issued upon exercise of Stock Acquisition Rights
        The amount to be accounted for as stated capital shall be the amount obtained by multiplying the Exercise Price by 0.5, and any fraction less than one (1) cent resulting from such calculation shall be rounded up to the nearest one (1) cent.

12. Persons to whom Stock Acquisition Rights will be allocated
        Directors, corporate executive officers and employees of the Corporation and its subsidiaries (total: 501)